Exhibit 99.1

Dejour Completes Frac at South Rangely Niobrara Well
Flow Testing to Begin Immediately

Denver, Colorado, December 12, 2011 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas company, announced today that it has successfully fracture stimulated and is preparing to flow the test well drilled in Q3 2011 on its South Rangely leasehold, in Rio Blanco County. A 100,000 lb. slick-water fracture treatment has been executed over the entirety of the 90 feet of hydrocarbon bearing interval.  As previously disclosed, this vertical well was drilled to a depth of 3863' to test the hydrocarbon bearing siltstone in the Lower Mancos“C"/Niobrara sands, up-dip from on trend oil production. Preliminary results of this post fracture stimulation testing should be known by month’s end. Dejour, the project operator, has a 50% WI in the test well and an average 56% WI in the surrounding 7,000 acres.

"We are pleased to be able to test the South Rangely well before year’s end to assess the future Hz development capability of this prospective oil property. Our goal is to expand both oil and liquids production and we are committed to executing our plan of increasing the PDP reserve value of our US land portfolio beginning with Gibson Gulch and South Rangely,” stated Harrison Blacker, President and COO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO 598 – 999 Canada Place, Vancouver, BC Canada V6C 3E1 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	Investor Relations – New York Craig Allison Phone: 914.882.0960 Email: callison@dejour.com

Follow Dejour Energy’s latest developments on:
Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy